UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ PASADENA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 S. FAIR OAKS AVE. STE. 125
(No. and Street)

SOUTH PASADENA (City) CA (State) 91030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NUSHEEN JAVADIZADEH 626-792-1244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street (Address) Norwell (City) MA (State) 02061 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NUSHEEN JAVADIZADEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ PASADENA SECURITIES, INC., as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

THOMAS RAMIREZ II
Notary Public - California
Los Angeles County
Commission # 2281645
My Comm. Expires Apr 13, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJJ PASADENA SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2020

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Director and Managing Members of RJJ PASADENA SECURITIES, INC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RJJ PASADENA SECURITIES, INC (the "Company") as of June 30, 2020, the related statement of operation, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the RJJ PASADENA SECURITIES, Inc's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

LMHS, P.C.

LMHS P.C
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
August 31, 2020

Statement of Financial Condition
June 30, 2020

Assets		
Cash	$	430,853
Restricted cash		50,000
Commissions and fees receivable		9,007
Lease asset		133,064
Other assets		3,948
Total assets	$	626,872
Liabilities and Equity		
Liabilities		
Accounts payable	$	288,215
SBA PPP loan		184,753
Lease liability		133,064
Total liabilities		606,032
Stockholders' equity		
Common stock		100,000
Accumulated deficit		(79,160)
Total stockholders' equity		20,840
Total liabilities and stockholders' equity	$	626,872

The Notes to *Financial Statements are an Integral part of these financial statements.*

Statement of Operations
Year ended June 30, 2020

Revenue		
Security Commissions	$	169,958
Account supervision		1,025,099
Other insurance product revenue		21,133
Other revenue		2,313
Total revenue		1,218,203
Expenses		
Salaries and benefits		672,002
Marketing and promotion		6,928
Office occupancy		78,650
Office operations and other expenses		86,423
Professional fees		465,784
Total expenses		1,309,787
Loss before provision for income taxes and state fees		(91,584)
Provision for state income taxes and fees		800
Net loss	$	(92,384)

The Notes to Financial Statements are an integral part of these financial statements.

Statement of Stockholders' Equity
Year ended June 30, 2020

	Common Ownership Amount	Retained Earnings	Total
Balance, June 30, 2019	$ 100,000	$ 13,224	$ 113,224
Net loss		(92,384)	(92,384)
Balance, June 30, 2020	$ 100,000	$ (79,160)	$ 20,840

The Notes to Financial Statements are an Integral part of these financial statements.

Statement of Cash Flows
Year ended June 30, 2020

Cash Flows from Operating Activities		
Net loss	$	(92,384)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Receivables		14,748
Accounts payable and accrued expenses		247,113
Accrued compensation		(326,949)
Net cash used by operating activities		(157,472)
Cash Flows from Financing Activities		
Proceeds from SBA PPP loan		184,753
Net cash provided by financing activities		184,753
Net increase in cash		27,281
Cash and restricted cash, beginning		453,572
Cash and restricted cash, ending	$	480,853
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$	800

The Notes to Financial Statements are an Integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Business:

RJJ Pasadena Securities, Inc (the Company) was formed in California as a corporation on March 7, 1980 and is a registered broker-dealer as a member of the Financial Industry Regulatory Authority (“FINRA”) as well as the Securities and Exchange Commission (“SEC”) and is a member of the Securities Investor Protection Corporation (“SIPC”). The Company provides investment advisory services for its clients. All client investments are held by a custodial brokerage house and the Company does not maintain any type of ownership of the funds it invests in on behalf of clients. The Company receives revenues in the form of commissions from the brokerage houses that maintain client investments. Most of the Company’s clients are located in Southern California.

The Company operates in one segment in accordance with accounting guidance Financial Accounting Standards Board (“FASB”) ASC Topic 280, Segment Reporting. The Chief Executive Officer has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, other than mutual funds, the Company recognizes commission income as of the trade date. Commission and fee income on sales of mutual funds and advisory fees are recognized as of the settlement date or are recognized as earned on a prorated basis over the period to which the income relates, if that period is longer than one month.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of June 30, 2020.

Fair Value of Financial Instruments

The Company applies the provisions of accounting guidance, FASB Topic ASC 825 that requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the statement of financial condition, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of June 30, 2019 the fair value of cash and accounts payable, approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Income Taxes:

The Company is a C-Corporation and therefore subject to income taxes in the United States of America. Significant judgment is required in evaluating our uncertain tax positions and determining the provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” the Company provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company accounts for income tax under the provisions of FASB ASC Topic 740, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes are recognized for all significant temporary differences between tax and financial statements bases of assets and liabilities. Valuation allowances, when needed, are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The federal and state income tax returns are subject to examination by the IRS and the state of California for up to four years from the filing year.

Concentration of Credit Risk

The Company maintains its cash deposits in a high credit quality financial institution. Cash deposits at this financial institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Management has evaluated the risk of failure of their financial institution and has determined the risk to be minimal.

Commissions Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Typically, these balances are all collected in the following month after earned.

Recent Accounting Pronouncements:

On February 2,2016 the Financial Accounting Standards Board ("FASS") Issued Accounting Standards Update-("ASU") No2016-2 Leases (topic 842) to Increase transparency and compatibility among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key Information about leasing transactions. On July 1,2019 the Company adopted ASU 2016-2 and applied the standards to its lease obligation. The application of this new lease obligation standard resulted in no adjustment to the opening balance of retained earnings.

In *May* 2014, the Financial Accounting Standards Board ("FASS") Issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts with Customers ("ASU 2014-09"), which Is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entitles to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance Issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, Including descriptions of performance obligations.

On July 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied Its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted In no adjustment to the opening balance of retained earnings.

NOTE 2. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain with Pershing LLC as clearing deposits.

NOTE 3. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to SEC rule 1Sc3-I(k)(1) and (k)(2)(ii).

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's net capital rule 15c3·1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $50,000 or 6.667% of aggregate indebtedness. As of June 30, 2020, the Company had net capital of $111,317 which was $61,317 in excess of its required net capital of $50,000. The company's ratio of aggregate indebtedness to net capital was 3.40 to 1.

NOTE 5. REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

The Company adopted ASC 606, effective July 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (If any) of initially applying ASC 606 as an adjustment to the opening balance of stockholders' equity and other affected accounts at July 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service Is **transferred to a customer when, or** as, **the customer obtains control of that good or service, A performance** obligation may be satisfied *over* time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue Is paid from the clearing company monthly in arrears. Typically, payment Is received within a few days after month end. The Company records a receivable from the clearing firm on a monthly basis and reverses the receivable when paid.

Investment Advisory Fees • The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, quarterly, In advance and recognizes the revenue with the lapse of time.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended June 30, 2020:

	Year ended June 30, 2020		
	Transactional	AUM	Total
Unaffiliated			
Security commissions	169,958	-	169,958
Sale of investment company shares	-	-	-
Other insurance product revenue	-	21,133	21,133
Account supervision	-	1,025,099	1,025,099
Total revenue from unaffiliated parties	169,958	1,046,232	1,216,190
Total revenue from contracts with customers	169,958	1,046,232	1,216,190
Other revenue not within scope of ASC 606	-	2,313	2,313
Total revenue	$ 169,958	$ 1,048,545	$ 1,218,503

Revenue from unaffiliated parties

Revenue from unaffiliated parties comprises security commissions, insurance product revenue, and account supervision. Security commission revenue represents the sale of over-the-counter stock, unit investment trusts, and variable annuities. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date.

Revenue from the sale of investment company shares consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Other insurance product revenue represents the sale of fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns revenue from the management of fixed annuity assets, which Is recognized monthly, as earned, based on the average assets.

Account supervision fees are generally recognized over time as services are rendered and are based on either a percentage of the market value of the assets under management, or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Fees are calculated quarterly and are usually collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation Is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

Other revenue

Other revenue is comprised of interest income and other non-contract related fees. All other revenues do not fall under the scope of ASC 606.

NOTE 6. OTHER PRODUCT SALES

Total Security Commissions Include commissions on variable annuities, variable annuity trails, stock OTC investments, 401K plans, fixed income investments, agency transactions and REIT investments. Revenue from sale of registered investment company shares includes commission income from the sale of mutual funds and mutual fund trails. Fees for account supervision, investment advisory and administrative services include advisory fee income.

The Company has entered into selling agreements with a number of companies to sell mutual fund investments, investments in Real Estate Investment Trusts (REITs), investments in 401(k) plans. The Company receives sales commissions on these transactions according to the agreements signed with other broker-dealers. The Company has also earned commissions on the sale of stock and investments in Unit Investment Trusts (UITs) through Pershing LLC. Pershing allows the Company's clients to purchase these products through a clearing broker-dealer.

The Company sells fixed and variable annuities and receives commissions on these sales as well as trail commissions on continued investment in insurance products through companies with which the Company has selling agreements. The Company recognized commission income on other product sales of $21,133 during the June 2020 fiscal year.

The Company also earns investment advisory fees on customer investments made through the Pershing LLC services platforms. The Company recognized advisory fee income of $1,025,099 during the year ended June 30, 2020.

NOTE 7. LEASE COMMITMENTS

The Company recognizes and measures It leases in accordance with *FASB ASC842, Leases.* The company Is **a** lessee In a noncancellable operating lease for office space. The Company determines if an arrangement Is a lease, or contains **a** lease, at Inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability Is Initially and subsequently recognized based on the present value of Its future payments. Variable payments are Included In the future lease payments when those variable payments depend on an Index or a rate. The discount rate Is the Implicit rate if It Is readily determinable or otherwise the Company uses its incremental borrowing rate. The Implicit rates of the Company's lease are not readily determinable and accordingly, the Company used their Incremental borrowing rate based on the information available at the commencement date of the lease. The Company's Incremental borrowing rate for a lease Is the rate of Interest It would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset Is subsequently measured throughout the lease term at the amount of remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized Initial direct costs, plus(minus) any prepaid(accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments Is recognized on a straight-line basis over the lease term.

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2020 are as follows:

2020	74,387
2021	58,677
Total	*$134,064*

Note 8. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees ages 21 or older. Each year, the Company may elect to make a discretionary match of 25% of each employee's compensation, subject to legal limits. The Company's contributions are vested immediately. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested. There were no contributions made by the Company for the year ended June 30, 2019.

Note 9. SUBSEQUENT EVENTS

The Company has evaluated events occurring between the end of its fiscal year, June 30, 2020 and August 28, 2020, the date the financial statements were available to be issued.

NOTE 10. LEGAL MATTERS

On August 30, 2019 RJJ (and its two principal owners) filed an action in arbitration pursuant to FINRA Rules against two of its employees, and those same employees brought cross-claims against RJJ and those same principals. The matter is styled *RJJ Pasadena Securities, Inc., et al., v. James R. LoCoco and Flavia D. LoCoco*, FINRA Arbitration No. 19-02627. A companion Los Angeles Superior Court action was filed on September 3, 2019 entitled *James R. LoCoco, et al. v. Shapour Javadizadeh, et al.*, Case No. 19BBCP00341, but that action is stayed pending the resolution of the FINRA arbitration.

RJJ asserts, among other things, that the LoCocos' employment agreements with RJJ expired, and that certain related agreements for the purchase of shares by the LoCocos expired due to non-performance. Further, RJJ seeks to clawback substantial advances made to the LoCocos for funds they should have only been entitled to had they fully performed pursuant to their employment and/or ancillary agreements. The LoCocos, in turn, claim that they fully performed and were instead underpaid, and were denied the opportunity to become owners of RJJ. RJJ's claims for clawback of overpayments are either $511,104 (if the arbitrators elect to use the longest time period sought by RJJ), or $160,578 (if the arbitrators elect to use the shorter time period, when RJJ specifically paid under a reservation of rights). The LoCocos' monetary claims are approximately $152,000. RJJ is unaware of any insurance which covers these claims.

RJJ also seeks declaratory relief that the LoCocos are not entitled to any ownership in RJJ. The LoCocos seek a determination that they own a slight majority of the shares in RJJ, and that they are entitled to control RJJ and terminate the current principals.
The case is currently in arbitration, the final hearing has occurred and all closing briefs are due September 8. This matter has been contested vigorously over the course of approximately 20 hearing days. No reasonable settlement offers have been proffered, and RJJ's offers of settlement have been rebuffed.

While we believe we have the better arguments under both the facts and the law, it is impossible to pre-determine any outcome – especially in an arbitration, where such outcomes may be contrary to the law, but are still enforced.

The upper-limit of conceivable loss in this matter is both the full monetary recovery sought by the LoCocos, as well as the loss of control of RJJ to the LoCocos. Also, the FINRA panel has the ability to award forum costs to the prevailing party, so those may also be assessed should RJJ not prevail. The financial statements include $247,663 in legal fees accrued for legal services related to the matter. Legal and professional fees includes costs of $440,363 related to this matter.

Supplemental Information

Schedule I - Computation of Net Capital, Pursuant to Rule 15c3-1
June 30, 2020

Computation of Net Capital

Total Equity (accumulated deficit)		$ 20,840
Add: allowable credit – SBA PPP loan for which forgiveness earned		94,424
Less: Non-Allowable Assets		3,947
Tentative Net Capital		111,317
Less: Haircuts		
Net Capital		111,317
Computation of Net Capital Requirement		
(A) Minimum net capital based on aggregate indebtedness {6.667% of aggregate indebtedness}	$ 34,109	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 50,000	
Net Capital requirement (greater of (A) or (B)}		50,000
Excess net capital		$ 61,317
Non-Allowable Assets as of June 30, 2020		
Other Assets		3,947
Total Non-Allowable Assets		$ 3,947
Aggregate Indebtedness		$ 378,539
Ratio of aggregate indebtedness to net capital		3.40

Reconciliation to Form X-17A-S

Net Capital as reported on Form X-17A-5 (unaudited)	$ 111,317
Audit adjustments	-
Net Capital per above	$ 111,317

RJJ Pasadena Securities, Inc

Exemption Review Report

For year ended June 30, 2020

RJJ PASADENA SECURITIES, INC

Assertions Regarding Exemption Provisions

We, as members of the management of RJJ Pasadena Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing Is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 1Sc3-3, Paragraph (k)(l), and (k)(2)(il).

tatement Regarding Meeting Exemption Provision:

The Company met the Identified exemption provision without exception throughout the period from July 1, 2019 through June 30, 2020.

RJJ Pasadena Securities, Inc

Nusheen Javadizadeh
Principal

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nusheen Javadizadeh
RJJ PASADENA SECURITIES, INC

We have reviewed management's statements, included in the accompanying RJJ PASADENA SECURITIES, INC Exemption Report in which (1) RJJ PASADENA SECURITIES, INC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which RJJ PASADENA SECURITIES, INC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provision") and (2) Company, stated that RJJ PASADENA SECURITIES, INC met the identified exemption provision throughout the most recent fiscal year of July 1, 2019 through June 30, 2020 without exception. RJJ PASADENA SECURITIES, INC 's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS P.C
Norwell, Massachusetts
August 31, 2020

RJJ Pasadena Securities, Inc

Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended June 30, 2020

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year ended June 30, 2020

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended		$ 1,827
Payment schedule		
SIPC-6 assessment	1/31/2020	949
SIPC-7 assessment	8/8/2020	878
		1,827
		$ -

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Director and Managing Members of RJJ PASADENA SECURITIES, INC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by RJJ PASADENA SECURITIES, INC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS P.C
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
August 31, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **6/30/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

25324 FINRA JUN
RJJ PASADENA SECURITIES INC
625 FAIR OAKS AVE STE 125
SOUTH PASADENA CA 91030-2688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,827.30

B. Less payment made with SIPC-6 filed (**exclude interest**) (948.65)

1/30/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 878.65

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 878.65

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJJ PASADENA Securities, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 31 day of July, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2019**
and ending **6/30/2020**

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,218,203
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,218,203
2e. General Assessment @ .0015	$ 1,827.30 (to page 1, line 2.A.)

SIPC-6 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 6/30/2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (36-REV 12/18)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

25324 FINRA JUN
RJJ PASADENA SECURITIES INC
625 FAIR OAKS AVE STE 125
SOUTH PASADENA CA 91030-2688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 948.65
1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(0)
2. Assessment balance due	948.65
B. Interest computed on late payment (see instruction E) for ____days at 20% per annum	0
C. Total assessment and interest due	$ 948.65

D. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as C above) $ 948.65

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJJ PASADENA Securities, Inc.
(Name of Corporation, Partnership or other organization)

Dated the 31 day of January, 20 20.

[signature]
(Authorized Signature)

Principal
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

mailed on 1/30/20

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 632,431
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	632,431
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 632,431
2e. General Assessment @ .0015	$ 948.65
	(to page 1, line 2.A.)